SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

09045437

SEC
Mail Processing
Section

FEB 2 0 2009

Washington, DC
101

February 6, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published February 6, 2009.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
MAR 05 2009
THOMSON REUTERS

Published	Item	Document name	Required by
February 6, 2009	Press Release	Year-end report, January-December 2008	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public company (publ)

PRESS RELEASE

February 6, 2009

8:00 a.m. CET

Year-end Report, January–December 2008

Group highlights

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Revenue	143,674	138,781	39,026	38,409
of which revenue from divestments of properties in Commercial Development	*3,537*	*2,796*	*933*	*893*
Operating income[1]	4,086	5,406	73	1,637
of which gains from divestments of properties in Commercial Development	*1,238*	*1,080*	*266*	*337*
Income after financial items	4,410	5,667	71	1,726
Profit for the period	3,157	4,121	-10	1,244
Earnings for the period per share after repurchases, SEK[2]	7.44	9.78	-0.09	2.95
Earnings for the period per share after repurchases and dilution, SEK[3]	7.43	9.77	-0.09	2.95
Capital employed, SEK bn	25.2	25.6		
Equity, SEK bn	19.2	20.7		
Interest-bearing net receivables (+)/net debt (-), SEK bn	9.2	14.6		
Return on capital employed, %[4]	18.3	25.0		
Return on equity, %[4]	15.9	21.1		
Operating cash flow before taxes, financing operations and dividends	1,422	9,013	2,705	8,185
Order bookings, SEK bn[5]	126.5	143.4	27.6	35.6
Order backlog, SEK bn[5]	142.4	146.0		

1 Including impairment losses and provisions of SEK 1,266 M
2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases
3 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and dilution
4 Rolling 12 months
5 Refers to Construction

January–December 2008 compared to January–December 2007

- Revenue amounted to SEK 143.7 billion (138.8). In Construction, revenue rose by 8 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 4,086 M (5,406).
- In the fourth quarter, Skanska made writedowns and provisions of SEK 1,266 M against earnings. Of these, SEK 649 M were related to project development operations, SEK 519 M to the cost of personnel cutbacks and SEK 98 M to additional warranty provisions in operations that are being discontinued.
- Operating income in Construction decreased by 15 percent and amounted to SEK 3,761 M (4,443). Operating margin decreased to 2.7 (3.4) percent.
- In Residential Development, operating income totaled SEK -177 M (724), with an operating margin of -2.7 (9.4) percent.
- During the year, Skanska divested commercial properties worth SEK 3,537 M (2,796), with capital gains totaling SEK 1,238 M (1,080).
- Income after financial items amounted to SEK 4,410 M (5,667).
- Profit for the year totaled SEK 3,157 M (4,121) and earnings per share amounted to SEK 7.44 (9.78).
- Operating cash flow before taxes, financing activities and dividends amounted to SEK 1,422 M (9,013).
- Order bookings decreased by 12 percent and amounted to SEK 126.5 (143.4) billion. Adjusted for currency rate effects, order bookings also decreased by 12 percent.
- Order backlog totaled SEK 142.4 (146.0) billion, equivalent to 11 (14) months of construction.
- At year-end 2008, interest-bearing net receivables amounted to SEK 9.2 billion. In addition, Skanska has an unutilized long-term credit facility of SEK 8.2 billion.
- The market appraisals made at year-end indicated accrued surplus values totaling about SEK 9 billion in project development operations after writedowns.
- The Board of Directors proposes a regular dividend of SEK 5.25 (5.25) per share for the 2008 financial year. Last year Skanska also paid an extra dividend of SEK 3.00 per share.

Comments from Skanska's President and CEO Johan Karlström:

– The past year has mainly been a good year for Skanska, with high activity and good margins for many operations. In Construction, Skanska showed strong earnings in Sweden, Poland, USA Civil, USA Building and Latin America. Through divestments of properties and projects, during 2008 we realized good development gains in Commercial Development and Infrastructure Development.

– During the autumn, the economic downturn and financial market turbulence led to gradually worsening business conditions, especially for residential development and building construction – a trend that intensified during the fourth quarter. In infrastructure (civil construction), conditions are stable in most markets and positive in the US. Lower order bookings in Construction, however, indicate a decline in total revenue of about 10 percent in 2009, which is expected to accelerate during the second half.

– In response to expected sharply lower business volume in the Nordic construction operations, we have announced extensive personnel cutbacks and the costs of these. We are now also writing down the values of unsold residential units, land and projects in our project development operations. This lowered Skanska's earnings by a total of about SEK 1.3 billion during the fourth quarter of 2008.

– Skanska stands well equipped to meet tougher market conditions. We are adapting to expected downturns in volume, while the Group has a strong financial position. In Construction, we are continuing to focus on customers, profitability and risk management. We will also continue working to generate and realize surplus values in properties and projects that we have created in our project development operations.

– Due to the financial turbulence and weaker market outlook for Skanska, it is not realistic to keep the timing for our financial targets set for 2010. The ambition of the Board and Senior Executive Team, however, is to strive for these targets when a normalized market situation develops.

– The assessment of the Board and Senior Executive Team is that Skanska AB has the capacity to pay out 50-80 percent of profit for the year as dividends to the shareholders, provided that the Company's overall financial situation is stable and satisfactory.

Market outlook

Construction

In all markets, the demand for building construction is weakening – in the Nordic countries primarily as a consequence of decreased residential construction. Requests for new projects from private customers represent a sharply declining proportion of the overall building construction market.

Civil construction markets, where the public sector represents a significantly higher proportion of total volume, have not been affected as obviously by the turmoil in financial markets. In addition, government stimulus packages in Europe and the United States are expected to contribute to stability in the civil construction market.

Residential Development

In several markets, home prices have fallen. Due to uncertainty in the labor market and restrictive lending practices, fewer people are buying a new home. In Finland, the slowdown is more noticeable and the supply of newly constructed homes is larger than in Sweden and Norway. Sales in all Nordic markets remain weak, and there are very few project start-ups. The Czech Republic and Slovakia are also showing a slowdown.

Commercial Development

Vacancy rates in modern properties in the Nordic and Central European office markets are expected to increase. Demand for high-volume retail space is weaker. Property investors are increasing their yield requirements, and investors are expected to be more selective in choosing properties to invest in. Modern green properties in good locations with creditworthy tenants on long-term leases are expected to be the properties that investors are primarily interested in, but few property transactions are being implemented at present.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the United Kingdom is still large. In Skanska's other European markets, the supply of projects is more limited, although interest in PPP solutions has increased in Skanska's Central European markets. The turbulence in financial markets is making it more difficult and more expensive to arrange financing for new projects.

Order bookings and backlog in Construction, SEK bn


175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings decreased by 12 percent compared to the preceding year, totaling SEK 126.5 (143.4) billion. Adjusted for currency rate effects, order bookings also decreased by 12 percent. Order bookings were 9 (+11) percent lower than revenue during 2008. During the comparative period, Skanska signed two of its largest contracts to date in the U.S. These were included in first half 2007 order bookings in an amount totaling about SEK 14.6 billion.

Order bookings during the fourth quarter

In the fourth quarter of 2008, order bookings totaled SEK 27.6 (35.6) billion. Adjusted for currency rate effects, this represented a 32 percent decrease compared to the fourth quarter of 2007.

During the fourth quarter, Skanska Sweden was contracted to construct the second phase of Bromma Center, a shopping mall in western Stockholm. The contract amounts to SEK 700 M. The Skanska-led consortium Skanska-Vinci's contract to construct the dual-track railroad tunnel through Hallandsås (Halland Ridge) in southern Sweden has been increased. Skanska's share in the increased contract amounts to SEK 600 M.

During the fourth quarter, Skanska USA Civil was contracted to construct the foundation for the Fulton Street Transit Center, a planned hub for various subway lines in Lower Manhattan, New York City. The contract amounts to about SEK 560 M.

Skanska USA Building was awarded Phase 1 of the Brooklyn Bridge Park project in New York City, with a contract amount of about SEK 310 M. During the fourth quarter, Skanska USA Building also received several contracts in a total amount of about SEK 1,460 M as part of the renovation of United Nations headquarters in New York City.

During the fourth quarter, Skanska Poland secured two road construction projects valued at a total of SEK 960 M. Skanska Poland was also contracted to upgrade the runways at an airport in Poland for about SEK 570 M as well as to complete the construction of a new library at Wroclaw University with a contract amount of about SEK 385 M.

During the fourth quarter, Skanska Norway was contracted to build student housing in Trondheim for about SEK 350 M.

Order backlog

Order backlog decreased by 2 percent and totaled SEK 142.4 (146.0) billion at the end of 2008. Adjusted for currency rate effects, order backlog decreased by 9 percent. Order backlog was equivalent to about 11 (14) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Revenue				
Construction	139,498	129,258	38,271	35,777
Residential Development	6,450	7,679	1,187	2,067
Commercial Development	3,961	3,130	1,080	985
Infrastructure Development	55	116	20	72
Central and eliminations	-6,290	-1,402	-1,532	-492
Skanska Group	**143,674**	**138,781**	**39,026**	**38,409**
Operating income				
Construction	3,761	4,443	961	1,270
Residential Development	-177	724	-530	215
Commercial Development[1]	953	910	124	248
Infrastructure Development	398	-107	-169	12
Central	-827	-558	-327	-99
Eliminations[1]	-20	-6	14	-8
Operating income	**4,086**	**5,406**	**73**	**1,638**
Net interest items	433	462	45	151
Change in fair value	15	-104	3	-28
Other net financial items	-124	-97	-50	-34
Net financial items	**324**	**261**	**-2**	**89**
Income after financial items	**4,410**	**5,667**	**71**	**1,727**
Taxes	-1,253	-1,546	-81	-482
Profit for the period	**3,157**	**4,121**	**-10**	**1,245**
Attributable to				
Equity holders	3,102	4,096	-44	1,237
Minority interest	55	25	34	7
Earnings for the period per share after repurchases, SEK[2]	7.44	9.78	-0.09	2.95
Earnings for the period per share after repurchases and dilution, SEK[3]	7.43	9.77	-0.09	2.95
1 Of which gains from divestments of commercial properties reported in:				
Commercial Development	1,183	1,051	249	312
Eliminations	55	29	17	25

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases

3 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and dilution

Revenue increased by 4 percent and totaled SEK 143.7 (138.8) billion. Adjusted for currency rate effects, revenue rose by 3 percent. Revenue of the Construction business stream increased by 8 percent in both local currencies and in Swedish kronor.

Operating income amounted to SEK 4,086 M (5,406). Currency rate effects increased operating income by SEK 135 M.

In the fourth quarter, Skanska made writedowns and provisions of a total of SEK 1 266 of which SEK 649 M in project development operations, SEK 519 M for personnel cutbacks and SEK 98 M for additional guarantee obligations in operations that are being discontinued. During 2008, large project writedowns in the Construction business stream (see below) pulled down earnings by SEK 1,230 M, including SEK 370 M recognized in the fourth quarter. In several markets, however, operating income improved because projects ended up with better margins than previously accounted for. This was true, for example, of Skanska Sweden, Skanska Poland, Skanska USA Civil and Skanska USA Building, which all improved their operating margins.

In the Construction business stream, operating income decreased by 15 percent and amounted to SEK 3,761 M (4,443). Operating margin decreased to 2.7 (3.4) percent. Expenses for personnel cutbacks affected fourth quarter earnings in the amount of SEK 427 M, of which SEK 333 M was related to Sweden. In the United Kingdom, Skanska carried out project writedowns of about SEK 670 M, including about SEK 80 M during the fourth quarter. In Finland, project writedowns totaled about SEK 300 M, of which SEK 180 M in the fourth quarter. The largest single writedown was related to a road construction project in Finland. In Norway, net project writedowns totaled about SEK 150 M, including about SEK 60 M in the fourth quarter. In the Czech Republic, too, Skanska carried out project writedowns totaling about SEK 110 M, including about SEK 50 M in the fourth quarter.

In Residential Development, operating income totaled SEK -177 M (724). The operating margin in this business stream amounted to -2.7 (9.4) percent. Earnings continued to be adversely affected by the slowdown in Nordic housing markets. This resulted in lower business volume and fewer project start-ups. Combined with falling market prices for residential units, it adversely affected margins in all markets. Fourth quarter earnings were lowered by costs relating to personnel cutbacks and writedowns/provisions totaling SEK 517 M of which SEK 57 M for personnel cutbacks, SEK 235 M for net writedowns of land, SEK 77 M in provisions for unsold apartments in ongoing projects and SEK 148 M in writedowns on completed projects.

Operating income in Commercial Development totaled SEK 953 M (910). Operating income in the business stream included capital gains from property divestments amounting to SEK 1,183 M (1,051). Of this, SEK 675 M (266) was attributable to ongoing projects that were divested ahead of completion. For these projects, Skanska applied the percentage of completion method of accounting, and about SEK 320 M remains to be recognized as part of 2009 and 2010 earnings. Earnings were lowered by writedowns totaling SEK 131 M of which SEK 73 M for land with building rights in Hungary and Poland, SEK 29 M for a small project in Copenhagen and a writedown of SEK 29 M on Skanska's holding in an associated company in Poland.

Operating income in the Infrastructure Development business stream totaled SEK 396 M (-107). This included realized development gains totaling SEK 684 M from the sale of Skanska's stake in the Brazilian hydropower plant Ponte de Pedra. Earnings were lowered by SEK 19 M in expenses for personnel reductions and by a writedown of SEK 58 M related to a hydropower project in Brazil.

Central expenses, including businesses that are being discontinued (Denmark, Russia and International Projects) totaled SEK -827 M (-558). Fourth quarter earnings were lowered by SEK 98 M to additional guarantee obligations in operations that are being discontinued.

Net interest income amounted to SEK 433 M (462). Capitalization of interest expenses in ongoing projects for Skanska's own account totaled SEK 193 M (61). The net change in the market value of financial instruments amounted to SEK 15 M (-104). Other financial items totaled SEK -124 M (-97) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 4,410 M (5,667). Taxes for the year amounted to SEK -1,253 M (-1,546), equivalent to a tax rate of about 28 (27) percent. Profit for the year totaled SEK 3,157 M (4,121). Earning per share for the year amounted to SEK 7.44 (9.78).

Investments and divestments

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Investments	-13,182	-9,802	-3,342	-2,604
Divestments	9,549	9,805	2,248	3,395
Net investments[1]	-3,633	3	-1,094	791
1 Of which strategic investments/divestments	-3	118	3	188

In the Construction business stream, investment totaled SEK -2,897 M (-2,306). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction amounted to SEK -1,855 M (-1,117). During the year, depreciation of property, plant and equipment amounted to SEK -1,346 M (-1,226). During the comparative period, the acquisition of the Slovakian company Stamart was included among strategic investments.

In Residential Development, investments totaled SEK -4,303 M (-4,993), of which approximately SEK 1.2 billion was related to land acquisition equivalent to about 3,200 building rights. Net investments in Residential Development operations amounted to SEK -671 M (423).

In Commercial Development, investments rose to SEK -5,556 M (-2,440). Of this, about SEK 1.1 billion was related to investments in land. Divestments in the form of sale of completed properties, ongoing projects and shares totaled SEK 3,573 M (2,807). Net investments in Commercial Development amounted to SEK -1,983 M (367).

Investments in Infrastructure Development amounted to SEK -396 M (-73) and divestments totaled SEK 1,283 M (178). During the first quarter, Skanska divested its stake in the Ponte de Pedra hydropower project. Net divestments in Infrastructure Development totaled SEK 887 M (105).

The Group's total investments amounted to SEK -13,182 M (-9,802). Divestments totaled SEK 9,549 M (9,805), and the Group's net investments amounted to SEK -3,633 M (3).

Operating cash flow and changes in interest-bearing net debt/receivables

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Cash flow from business operations and net strategic investments by business stream				
Construction	5,914	8,708	4,854	5,917
Residential Development	-1,743	382	-528	1,408
Commercial Development	-2,328	298	-801	156
Infrastructure Development	749	-13	-257	178
Central and eliminations	-1,170	-362	-563	526
Cash flow before taxes, financing operations and dividends	**1,422**	**9,013**	**2,705**	**8,185**
Taxes paid	-1,926	-1,197	-294	-409
Net interest items and other financial items	460	172	-21	145
Dividend etc.[1]	-3,767	-3,458	-42	1
Cash flow before change in interest-bearing receivables and liabilities	**-3,811**	**4,530**	**2,348**	**7,922**
Translation differences, net receivables/net debt	889	99	493	44
Change in pension liability	-2,433	113	-622	-615
Reclassification, interest-bearing net receivables/net debt	0	-398	0	-398
Interest-bearing liabilities acquired/divested	39	4	39	0
Other changes, interest-bearing net receivables/net debt	-35	-144	64	-18
Change in interest-bearing net receivables	**-5,351**	**4,204**	**2,322**	**6,935**
1 of which repurchases of shares	-271	-	-8	-

Cash flow before taxes, financing operations and dividends amounted to SEK 1,422 M (9,013).

In Construction, cash flow totaled SEK 5,914 M (8,708). Cash flow is normally strongest in the fourth quarter due to settlement of projects and pre-payments for new projects. This is normally reversed in the first quarter when Skanska makes

corresponding settlements with its subcontractors and suppliers. This effect was also apparent in 2008 after a very strong cash flow from Construction in the fourth quarter. In light of falling volume, cash flow during 2009 is expected to be weaker.

In Residential Development, cash flow amounted to SEK -1,743 M (382). Lower earnings and higher investments resulted in weaker cash flow. In Commercial Development, cash flow from business operations totaled SEK -2,328 M (298) as an effect of increased investments in ongoing projects. In Infrastructure Development, cash flow amounted to SEK 749 M (-13), where the increase was due to payment for the sale of Skanska's stake in the Ponte de Pedra hydropower plant in Brazil.

Taxes paid amounted to SEK -1,926 M (-1,197). Dividends, repurchases of shares and adjustments of minority interest amounted to SEK -3,767 M (-3,458). Cash flow before changes in interest-bearing receivables and liabilities totaled SEK -3,811 M (4,530). The change in pension liability in defined benefit plans amounted to SEK -2,433 M (113) primarily as a consequence of lower discount rates combined with negative return on pension assets. The change in interest-bearing receivables totaled SEK -5,351 M (4,204).

Financial position

Skanska has a strong financial position, with interest-bearing net receivables of SEK 9.2 (14.6) billion and an unutilized long-term credit facility of SEK 8.2 billion which runs through June 2014. Interest-bearing loans plus interest-bearing pensions and provisions totaled SEK 5.9 (4.8) billion. Of this amount, "Interest-bearing pensions and provisions" totaled SEK 3.2 (1.3) billion.

At year-end 2008, capital employed amounted to SEK 25.2 (25.6) billion.

The equity of the Group totaled SEK 19.2 (20.7) billion. During the year, equity was affected by actuarial losses on defined benefit pension plans totaling SEK -2.0 billion. The net debt/equity ratio amounted to -0.5 (-0.7), and the equity/assets ratio was 23.1 (26.3) percent.

Total assets in the consolidated balance sheet amounted to SEK 83.5 (78.9) billion. Due to currency rate effects, total assets increased by SEK 5.0 billion.

The carrying amount of current-asset properties totaled SEK 18.6 (13.2) billion, of which Commercial Development current-asset properties accounted for SEK 9.6 (6.3) billion. See the table on page 16.

Surplus value in project development business streams about SEK 9 billion

The appraisal of the market value of land in Residential Development showed surplus values of about SEK 1 billion.

The appraisal of market values in Commercial Development showed surplus values of about SEK 2.0 billion. For ongoing projects, Skanska reported accrued market value, which is defined as the carrying amount at the end of the year plus estimated surplus value upon completion multiplied by the degree of completion and the percentage of pre-leasing. See page 16 for details.

At year-end 2008, the adjusted appraisal of market values in Infrastructure Development showed surplus values at the Group level of SEK 6.0 billion. See page 17 for more details.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date	
SEK	Jan-Dec 2008	Jan-Dec 2007	Dec 31 2008	Dec 31 2007
U.S. dollar	6.59	6.76	7.72	6.43
British pound	12.09	13.52	11.19	12.85
Norwegian krone	1.17	1.15	1.11	1.18
Euro	9.63	9.25	10.94	9.45
Czech koruna	0.39	0.33	0.41	0.36
Polish zloty	2.74	2.45	2.63	2.62

Personnel

The average number of employees in the Group was 57,815 (60,435).

Parent Company

Net sales of the Parent Company during January-December were SEK 360 M (75). Operating income amounted to SEK -299 M (-419). Income after financial items totaled SEK 3,110 M (3,171). The average number of employees in the Parent Company was 87 (79).

Accounting principles

This interim report has been prepared in compliance with IAS 34, "Interim financial reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2007.

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry differs in this way from typical manufacturing that operates in permanent facilities with long production runs.

In Skanska's operations there are many types of contractual mechanisms. The degree of risk associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparations to completion of the assignment, with regard to technical, legal and financial risks.

The turmoil currently prevailing in the financial markets may have adverse consequences, for example in those cases where Skanska's customers experience difficulties in obtaining loan financing for their projects and must therefore postpone investments. Some of Skanska's counterparties – for example customers, subcontractors or suppliers – may find it difficult to live up to their contractual obligations. Skanska carries out continuous assessments of counterparty risks in order to be prepared for this.

For further information about risks and a description of key estimates and judgments, see the Report of the Directors and Notes 2 and 6 in the Annual Report for 2007 as well as the above section on the market outlook.

Other matters

Financial targets

Due to the financial turbulence and weaker market outlook for Skanska, it is not realistic to keep the timing for our financial targets set for 2010. The ambition of the Board and Senior Executive Team, however, is to strive for these targets when a normalized market situation develops.

Dividend policy

The Board's assessment is that Skanska AB has the capacity to pay out 50-80 percent of profit for the year as dividends to the shareholders, provided that the Company's overall financial situation is stable and satisfactory.

Acquisition of own shares

During the fourth quarter of 2008, Skanska continued its program to repurchase its own shares and acquired an additional 105,000 Series B shares. It has thus repurchased a total of 2,795,000 shares at an average price of SEK 96.97. The purpose of the acquisitions is to ensure delivery of shares to the participants in the Skanska Employee Ownership Program.

Events after the end of the financial year

Conversion of shares

To ensure delivery of shares pursuant to Skanska's Share Award Plan related to the financial year 2005, 560,000 Series D shares were converted to Series B shares.

Annual Meeting

The Annual Shareholders' Meeting will be held at 4:00 p.m. on April 6, 2009 at the Berwaldhallen concert hall in Stockholm, Sweden.

Skanska's Nomination Committee

Skanska's Nomination Committee proposes re-election of Board members Finn Johnsson, Johan Karlström, Bengt Kjell, Sir Adrian Montague, Sverker Martin-Löf, Lars Pettersson and Matti Sundberg. It proposes election of Stuart Graham as a new Board member. The Nomination Committee further proposes re-election of Sverker Martin-Löf as Chairman of the Board of Directors.

Board member Jane Garvey has declined re-election.

Stuart Graham was President and CEO of Skanska AB during the period September 2002 – March 2008. He is employed by Skanska USA Inc. as Chairman and as Senior Advisor.

The Nomination Committee proposes unchanged fees to the Board of Directors.

The Nomination Committee's other proposals will be presented in the notice to the Annual Shareholders' Meeting.

The Nomination Committee has the following composition: Carl-Olof By, Chairman of the Nomination Committee and representing AB Industrivärden, Håkan Sandberg representing Handelsbanken and Handelsbanken's pension foundation, Bo Selling representing Alecta, Peter Lindell representing AMF Pension and Sverker Martin-Löf, Chairman of the Board of Directors of Skanska AB.

Dividend for 2008

The Board of Directors proposes a regular dividend of SEK 5.25 (5.25) per share and an extra dividend of SEK 0.00 (3.50) per share for the 2008 financial year. The proposal is equivalent to a total dividend of SEK 2,183 M (3,453). No dividend is paid for the Parent Company's holding of its own Series B shares. The total dividend amount may change by the record date, depending on repurchases of shares and transfers of shares to participants in Skanska's long-term Share Award Plan for 2005.

Financial reports during 2009

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports during the 2009 financial year will be published on the following dates:

May 6	Three Month Report
July 23	Six Month Report
November 5	Nine Month Report

Solna, February 6, 2009

JOHAN KARLSTRÖM

President and CEO

This interim report has not been subjected to a review by the Company's auditors.

The Skanska Group

Summary income statement

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Revenue	143,674	138,781	39,026	38,409
Cost of sales	-131,532	-125,807	-36,139	-34,685
Gross income	**12,142**	**12,974**	**2,887**	**3,724**
Selling and administrative expenses	-8,932	-7,970	-2,751	-2,205
Income from joint ventures and associated companies	876	402	-63	118
Operating income	**4,086**	**5,406**	**73**	**1,637**
Financial income [1]	537	646	107	231
Financial expenses [1]	-213	-385	-109	-142
Net financial items	**324**	**261**	**-2**	**89**
Income after financial items	**4,410**	**5,667**	**71**	**1,726**
Taxes	-1,253	-1,546	-81	-482
Profit for the period	**3,157**	**4,121**	**-10**	**1,244**
Attributable to:				
Equity holders	3,102	4,096	-44	1,237
Minority interest	55	25	34	7

Key financial figures

Earnings per share after repurchases, SEK [2]	7.44	9.78	-0.09	2.95
Earnings per share after repurchases and dilution, SEK [3]	7.43	9.77	-0.09	2.95
Average number of shares outstanding after repurchases [4]	416,985,073	418,553,072		
Depreciation, non-current assets	-1,383	-1,287	-396	-383
Impairment loss, goodwill	0	-8	0	0
Return on capital employed, % [4]	18.3	25.0		
Return on equity, % [4]	15.9	21.1		
Average number of employees	57,815	60,435		

1 of which				
Interest income	403	535	61	188
Financial net pension costs	101	92	34	26
Interest expenses	-264	-226	-92	-80
Capitalized interest expenses	193	61	42	17
Net interest	433	462	45	151
Change in fair value	15	-104	3	-28
Other net financial items	-124	-97	-50	-34
Net financial items	324	261	-2	89

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases

3 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchase and dilution

4 Rolling 12 months

Summary cash flow statement

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Cash flow from operating activities	554	9,099	3,178	7,831
Cash flow from investing activities	-1,918	-2,446	-270	-198
Cash flow from financing activities	-5,576	-3,694	-1,078	139
Cash flow for the period	**-6,940**	**2,959**	**1,830**	**7,772**

Changes in equity

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Opening balance	20,724	19,337	19,319	19,649
Attributable to equity holders				
Dividend	-3,448	-3,453	0	0
Translation differences [5]	1,333	646	676	321
Effects of actuarial gains and losses on pensions	-2,008	68	-544	-502
Effects of equity-settled share-based payments	56	28	17	16
Effects of cash flow hedges	-207	-61	-172	-12
Repurchase of shares	-271	0	-8	0
Change, minority interest	-87	38	-29	8
Profit for the period attributable to				
Equity holders	3,102	4,096	-44	1,237
Minority	55	25	34	7
Closing balance	**19,249**	**20,724**	**19,249**	**20,724**

Number of shares, December 31	423,053,072	423,053,072		
of which Series A and Series B shares	418,553,072	418,553,072		
of which Series D shares (without right to dividend, in Skanska's own custody)	4,500,000	4,500,000		
Average price, repurchased shares	96.97			
Number of Series B shares repurchased	2,795,000	0		
Number of transferred Series B shares in Skankska's own custody	1,838	0		
Number of shares in Skanska's own custody	2,793,162	0	105,000	
Number of shares outstanding after repurchases	415,759,910	418,553,072		
Number of shares outstanding after repurchases and dilution	416,813,398	419,080,465		
Average number of shares outstanding after repurchases [4]	416,985,073	418,553,072		
Average number of shares outstanding after repurchases and dilution [4]	417,712,182	418,956,400		
Average dilution, percent [4]	0.17	0.10		

4 Rolling 12 months

5 Of which -41 in reversals of translation differences in divested companies

Group net investments

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
OPERATIONS - INVESTMENTS				
Intangible assets	-79	-38	-39	-15
Property, plant and equipment	-2,142	-1,894	-715	-458
Assets in Infrastructure Development	-396	-73	-295	-15
Shares and participations	-7	-40	-2	-15
Current-asset properties	-10,553	-7,683	-2,296	-2,099
of which Residential Development	*-4,333*	*-4,983*	*-908*	*-1,192*
of which Commercial Development	*-5,553*	*-2,362*	*-1,175*	*-712*
of which other commercial properties	*-667*	*-338*	*-213*	*-195*
Investments	**-13,177**	**-9,728**	**-3,347**	**-2,602**
OPERATIONS - DIVESTMENTS				
Intangible assets	1	2	0	1
Property, plant and equipment	637	507	225	167
Assets in Infrastructure Development	1,283	178	71	150
Shares and participations	39	62	4	-3
Current-asset properties	7,587	8,864	1,950	2,890
of which Residential Development	*3,659*	*5,393*	*923*	*1,716*
of which Commercial Development	*3,537*	*2,796*	*918*	*893*
of which other commercial properties	*391*	*675*	*109*	*281*
Divestments	**9,547**	**9,613**	**2,250**	**3,205**
Net investments in operations[1]	**-3,630**	**-115**	**-1,097**	**603**
STRATEGIC INVESTMENTS				
Businesses	-5	-74	5	-2
Strategic investments	**-5**	**-74**	**5**	**-2**
STRATEGIC DIVESTMENTS				
Businesses	2	192	-2	190
Strategic divestments	**2**	**192**	**-2**	**190**
Net strategic investments[1]	**-3**	**118**	**3**	**188**
TOTAL NET INVESTMENTS[1]	**-3,633**	**3**	**-1,094**	**791**
Depreciation, non-current assets	-1,383	-1,287	-396	-383

1 When the value is positive it is a net divestment.

Consolidated operating cash flow

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Cash flow from business operations before change in working capital	3,156	4,286	524	1,404
Change in working capital	1,879	4,432	3,394	6,015
Net investments in business operations	-3,630	-115	-1,097	603
Cash flow adjustment, net investments	20	292	-119	-25
Taxes paid in business operations	-1,788	-1,128	-300	-365
Cash flow from business operations	**-363**	**7,767**	**2,402**	**7,632**
Net interest items and other net financial items	460	172	-21	145
Taxes paid in financing operations	-138	-52	6	-44
Cash flow from financing operations	**322**	**120**	**-15**	**101**
CASH FLOW FROM OPERATIONS	**-41**	**7,887**	**2,387**	**7,733**
Net strategic investments	-3	118	3	188
Taxes paid on strategic divestments	0	-17	0	0
Cash flow from strategic investments	**-3**	**101**	**3**	**188**
Dividend etc.[1]	-3,767	-3,458	-42	1
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-3,811**	**4,530**	**2,348**	**7,922**
Change in interest-bearing receivables and liabilities	-3,129	-1,571	-518	-150
CASH FLOW FOR THE PERIOD	**-6,940**	**2,959**	**1,830**	**7,772**
Cash and cash equivalents at the beginning of the period	14,209	10,970	5,603	6,054
Reclassification in cash and cash equivalents	0	400	0	400
Exchange rate differences in cash and cash equivalents	612	-120	448	-17
Cash and cash equivalents at the end of the period	**7,881**	**14,209**	**7,881**	**14,209**
Change in interest-bearing net receivables/net debt	-5,351	4,204	2,322	6,935
1 of which repurchases of shares	-271	-	-8	-

Balance sheet

SEK M	Dec 31 2008	Dec 31 2007
ASSETS		
Non-current assets		
Property, plant and equipment	6,919	5,973
Goodwill	4,442	4,584
Intangible assets	804	658
Investments in joint ventures and associated companies	1,512	1,945
Financial non-current assets [1,3]	309	728
Deferred tax assets	1,970	956
Total non-current assets	**15,956**	**14,844**
Current assets		
Current-asset properties [2]	18,568	13,198
Inventories	901	769
Financial current assets [3]	7,285	4,686
Tax assets	812	411
Gross amount due from customers for contract work	6,087	5,656
Trade and other receivables	25,988	25,168
Cash equivalents	0	521
Cash	7,881	13,688
Total current assets	**67,522**	**64,097**
TOTAL ASSETS	**83,478**	**78,941**
of which interest-bearing non-current assets	*245*	*634*
of which other interest-bearing current assets	*14,890*	*18,781*
Total interest-bearing assets	*15,135*	*19,415*
EQUITY		
Equity attributable to equity holders	19,071	20,514
Minority interest	178	210
Total equity	**19,249**	**20,724**
LIABILITIES		
Non-current liabilities		
Financial non-current liabilities [3]	1,077	955
Pensions	3,100	1,149
Deferred tax liabilities	1,760	2,069
Non-current provisions	86	96
Total non-current liabilities	**6,023**	**4,269**
Current liabilities		
Financial current liabilities [3]	2,081	2,703
Tax liabilities	864	891
Current provisions	4,908	3,646
Gross amount due to customers for contract work	17,050	15,748
Trade and other payables	33,303	30,960
Total current liabilities	**58,206**	**53,948**
TOTAL EQUITY AND LIABILITIES	**83,478**	**78,941**
of which interest-bearing financial liabilities	*2,699*	*3,569*
of which interest-bearing pensions and provisions	*3,206*	*1,265*
Total interest-bearing liabilities	*5,905*	*4,834*
Key financial figures		
Capital employed, closing balance	25,154	25,558
Capital employed, average	25,165	24,089
Equity/assets ratio, %	23.1	26.3
Interest-bearing net receivables (+)/net debt (-), SEK M	9,230	14,581
Debt/equity ratio	-0.5	-0.7
1 of which shares	64	92
2 Current-asset properties		
Commercial Development	9,590	6,260
Other commercial properties	1,245	748
Residential Development	7,733	6,190
	18,568	13,198
3 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts.		
Financial non-current assets	0	2
Financial current assets	278	114
Financial non-current liabilities	0	0
Financial current liabilities	459	89

Note, Assets pledged and contingent liabilities

On Dec 31, 2008, assets pledged totaled SEK 1,7 (1,9) billion. During the year, asset pledged decreased by SEK 0,2 billion. Contingent liabilities amounted to SEK 7.6 billion on Dec 31, 2008 (Dec 31, 2007: 5.1). During the period contingent liabilities increased by SEK 2.5 billion.

Parent Company income statement

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Net sales	360	75	360	49
Cost of sales and selling and administrative expenses	-659	-494	-381	-152
Operating income	-299	-419	-21	-103
Net financial items	3,409	3,590	548	648
Income after financial items	3,110	3,171	527	545
Taxes	-83	-50	-145	-154
Profit for the period	3,027	3,121	382	391

Parent Company balance sheet

SEK M	Dec 31 2008	Dec 31 2007
ASSETS		
Intangible non-current assets	13	14
Property, plant and equipment	2	2
Financial non-current assets [1]	14,889	11,437
Total non-current assets	14,904	11,453
Current receivables	118	159
Total current assets	118	159
TOTAL ASSETS	15,022	11,612
EQUITY AND LIABILITIES		
Equity	7,365	8,048
Provisions	197	175
Non-current interest-bearing liabilities [1]	7,366	3,307
Current liabilities	94	82
TOTAL EQUITY AND LIABILITIES	15,022	11,612
Average number of employees	87	79

1 Of these amounts, SEK 4,203 (719) M were intra-Group receivables and SEK 7,366 (3,307) M intra-Group liabilities.

Note, Assets pledged and contingent liabilities

The Parent Company's contingent liabilities totaled SEK 91.9 (90.7) billion, of which SEK 85.0 (85.4) billion was related to obligations on behlaf of Group companies. Other obligations, SEK 6.9 (5.3) billion, were related to commitments to outside parties. Assets pledged totaled SEK 67 (82) M. During the year, assets pledged decreased by SEK 15 M.

Additional information

Business streams

Construction

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Revenue	139,498	129,258	38,271	35,777
Gross income	**10,527**	**10,354**	**3,003**	**3,021**
Selling and administrative expenses	-6,799	-5,988	-2,035	-1,773
Income from joint ventures and associated companies	33	77	-7	22
Operating income	**3,761**	**4,443**	**961**	**1,270**
Investments	-2,897	-2,306	-961	-601
Divestments	1,042	1,189	319	464
Net investments	**-1,855**	**-1,117**	**-642**	**-137**
Cash flow from operations before investments and change in working capital	4,935	5,562	1,298	1,593
Change in working capital	2,700	4,393	3,824	4,532
Net investments in operations	-1,854	-1,045	-647	-134
Cash flow adjustment, net investments	134	-130	374	-71
Operating cash flow from business operations [1]	5,915	8,780	4,849	5,920
Net strategic investments	-1	-72	5	-3
Cash flow	**5,914**	**8,708**	**4,854**	**5,917**
Gross margin, %	7.5	8.0	7.8	8.4
Selling and administrative expenses, %	-4.9	-4.6	-5.3	-5.0
Operating margin %	2.7	3.4	2.5	3.5
Capital employed, SEK bn	0.0	0.7		
Order bookings, SEK bn	126.5	143.4	27.6	35.6
Order backlog, SEK bn	142.4	146.0		
Employees	56,482	57,857		

1 Before taxes, financing operations and dividends

Residential Development

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Revenue	8,450	7,679	1,187	2,087
Gross income	**479**	**1,158**	**-314**	**305**
Selling and administrative expenses	-731	-549	-222	-106
Income from joint ventures and associated companies	75	115	6	16
Operating income	**-177**	**724**	**-530**	**215**
Investments	-4,303	-4,993	-883	-1,193
Divestments	3,632	5,416	899	1,702
Net investments	**-671**	**423**	**16**	**509**
Cash flow from operations before investments and change in working capital	-598	-448	-369	-76
Change in working capital	-400	212	-111	942
Net investments in operations	-671	423	16	509
Cash flow adjustment, net investments	-74	195	-64	33
Operating cash flow from business operations [1]	-1,743	382	-528	1,408
Net strategic investments	0	0	0	0
Cash flow	**-1,743**	**382**	**-528**	**1,408**
Operating margin, %	-2.7	9.4	-44.7	10.4
Capital employed, SEK bn	6.3	4.4		
Return on capital employed (RoCE), % [2]	-3.1	14.9		
Employees	676	565		

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Revenue	3,961	3,130	1,080	985
Gross income	**1,292**	**1,150**	**266**	**303**
Selling and administrative expenses[1]	-305	-256	-103	-72
Income from joint ventures and associated companies	-34	16	-39	17
Operating income	**953**	**910**	**124**	**248**
of which gain from divestments of properties[2]	1,183	1,051	249	312
of which operating net, completed properties[3]	115	113	31	33
of which write-downs/reversal of write-downs	-102	-35	-102	-35
Investments	-5,556	-2,440	-1,175	-789
Divestments	3,573	2,807	933	904
Net investments	**-1,983**	**367**	**-242**	**115**
Cash flow from operations before investments and change in working capital	-92	-117	35	-43
Change in working capital	-212	-191	-165	59
Net investments in operations	-1,983	367	-242	115
Cash flow adjustment, net investments	-41	239	-429	25
Operating cash flow from business operations[4]	-2,328	298	-801	156
Net strategic investments	0	0	0	0
Cash flow	**-2,328**	**298**	**-801**	**156**
Capital employed, SEK bn	11.5	7.3		
Return on capital employed (RoCE), %[5]	10.4	14.2		
Employees	176	141		

1 Of which cost for development organization	-262	-222	-91	-67
2 Additional gain included in eliminations was	55	29	17	25
3 After selling and administrative expenses				
4 Before taxes, financing operations and dividends				
5 Rolling 12 months				

Infrastructure Development

SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Revenue	55	116	20	72
Gross income	**-184**	**-92**	**-58**	**11**
Selling and administrative expenses	-202	-188	-81	-54
Income from joint ventures and associated companies	782	173	-30	55
Operating income	**396**	**-107**	**-169**	**12**
			0	0
of which gains from divestments of shares in projects[1]	684	73	0	73
Investments	-396	-73	-295	-14
Divestments	1,283	178	71	150
Net investments	**887**	**105**	**-224**	**136**
Cash flow from operations before investments and change in working capital	-187	-143	-110	19
Change in working capital	49	25	77	23
Net investments in operations	887	105	-224	136
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations[2]	749	-13	-257	178
Net strategic investments	0	0	0	0
Cash flow	**749**	**-13**	**-257**	**178**
Capital employed, SEK bn	1.8	2.5		
Return on capital employed (RoCE), %[3]	17.3	-4.2		
Employees	133	121		

1 Additional gain included in eliminations was	2	3	0	3
2 Before taxes, financing operations and dividends				
3 Rolling 12 months				

Construction, by business/reporting unit

	Revenue			
SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Sweden	30,264	27,389	7,839	7,605
Norway	13,345	12,755	3,423	3,429
Finland	9,403	9,751	2,554	2,692
Poland	7,619	7,900	2,296	2,514
Czech Republic	13,471	11,407	4,012	3,465
UK	17,906	17,691	4,250	4,710
USA Building	30,317	27,184	8,743	7,129
USA Civil	11,548	10,831	3,298	2,904
Latin America	5,623	4,350	1,856	1,329
Total	**139,498**	**129,258**	**38,271**	**35,777**

	Operating income				Operating margin, %			
SEK M	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Sweden	1,598	1,284	436	412	5.3	4.7	5.6	5.4
Norway	409	554	77	156	3.1	4.3	2.2	4.5
Finland	23	396	-155	94	0.2	4.1	-6.1	3.5
Poland	411	368	89	84	5.4	4.7	3.9	3.3
Czech Republic	376	479	105	164	2.8	4.2	2.6	4.7
UK	-523	307	-47	-26	-2.9	1.7	-1.1	-0.6
USA Building	442	295	135	102	1.5	1.1	1.5	1.4
USA Civil	737	543	222	191	6.4	5.0	6.7	6.6
Latin America	290	217	99	94	5.2	5.0	5.3	7.1
Total	**3,761**	**4,443**	**961**	**1,271**	**2.7**	**3.4**	**2.5**	**3.6**

	Order backlog		Order bookings			
SEK M	Dec 31 2008	Dec 31 2007	Jan-Dec 2008	Jan-Dec 2007	Oct-Dec 2008	Oct-Dec 2007
Sweden	19,308	22,047	27,258	29,305	6,001	7,393
Norway	8,029	11,146	10,679	13,266	1,922	2,818
Finland	5,768	7,569	6,681	9,780	1,509	3,173
Poland	5,613	3,880	9,363	5,382	2,445	1,288
Czech Republic	14,555	11,950	14,145	9,344	3,558	2,986
UK	22,349	30,797	13,072	18,179	1,215	6,894
USA Building	32,879	31,526	26,047	34,602	8,157	6,132
USA Civil	29,535	22,497	13,683	17,676	1,406	4,029
Latin America	4,366	4,556	5,596	5,845	1,433	932
Total	**142,402**	**145,968**	**126,524**	**143,379**	**27,646**	**35,645**

Residential Development, by business/reporting unit

SEK M	Revenue Jan-Dec 2008	Revenue Jan-Dec 2007	Revenue Oct-Dec 2008	Revenue Oct-Dec 2007	Operating income[1] Jan-Dec 2008	Operating income[1] Jan-Dec 2007	Operating income[1] Oct-Dec 2008	Operating income[1] Oct-Dec 2007
Sweden	3,204	3,431	606	1,055	219	429	-20	193
Norway	935	1,734	105	351	-29	99	-107	-20
Denmark	271	611	54	119	-249	-25	-167	-30
Finland	866	1,248	163	289	-284	126	-277	32
Nordics	**5,276**	**7,024**	**928**	**1,814**	**-343**	**629**	**-571**	**175**
Czech Republic	1,174	655	259	253	166	95	41	40
Total	**6,450**	**7,679**	**1,187**	**2,067**	**-177**	**724**	**-530**	**215**

	Operating margin, %[1] Jan-Dec 2008	Operating margin, %[1] Jan-Dec 2007	Operating margin, %[1] Oct-Dec 2008	Operating margin, %[1] Oct-Dec 2007	Return on capital employed Jan-Dec 2008	Return on capital employed Jan-Dec 2007
Sweden	6.8	12.5	-3.3	18.3	20.6	42.5
Norway	-3.1	5.7	-101.9	-5.7	-1.2	6.6
Denmark	-91.9	-4.1	-309.3	-25.2	-23.4	-2.3
Finland	-32.8	10.1	-169.9	11.1	-19.5	11.9
Nordics	**-6.5**	**9.0**	**-61.5**	**9.6**	**-6.5**	**13.7**
Czech Republic	14.1	14.5	15.8	15.8	33.5	32.2
Total	**-2.7**	**9.4**	**-44.7**	**10.4**	**-3.1**	**14.9**

1 Development gain only. Construction margin reported under Construction.

At the end of 2008, there were 4,949 (5,593) residential units under construction. Of these, 60 (69) percent were sold. The number of completed unsold residential units totaled 675 (301), of which 529 in Finland. During the year, construction started on 3,018 (4,196) units. In the Nordic countries, the number of residential units started was 2,009 (3,480), while in the Czech Republic they totaled 1,009 (716). The number of residential units sold during the year was 2,388 (3,858). In the Nordic countries, the number of units sold totaled 1,689 (3,211), while sales in the Czech Republic totaled 699 (647) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 7.7 (6.2) billion. A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 5.7 billion. This was equivalent to building rights for about 21,400 residential units and about 1,900 building rights in associated companies. In addition, the business stream was entitled to purchase about 8,200 more building rights under certain conditions.

Breakdown of carrying amount, current-asset properties, December 31, 2008

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	761	2,126	106	2,993
Ongoing projects	1,280	5,005	485	6,770
Undeveloped land and development properties	5,692	2,459	654	8,805
Total	**7,733**	**9,590**	**1,245**	**18,568**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value, Dec 31, 2008	Occupancy rate, %	Degree of completion, %
Completed projects	2,126	2,126	2,860	94	100
Completed projects 2008	1,686	1,686	2,253	88	100
Undeveloped land and development properties	2,459	2,459	2,696		
Subtotal	**6,271**	**6,271**	**7,809**		
Ongoing projects	3,319	5,427	3,839	78	63
Total	**9,590**	**11,698**	**11,648**		

Value creation in Commercial Development	Jan - Dec 2008	Jan - Dec 2007
Accrued development profit	1,208	691
Cost of development organization	-262	-222
Total	**946**	**469**

1 Market value refers to accrued market value

Commercial Development has 18 projects underway, 15 of them in the Nordic countries. Ongoing projects represented leasable space of about 256,000 sq. m (2.76 million sq. ft.) and had an occupancy rate of 78 percent, measured in rent. In addition to these projects, during the year seven projects with leasable space of 90,000 sq. m (969,000 sq. ft.) were sold before completion. At year-end, the carrying amount for ongoing projects was SEK 3.3 billion (2.1). Their carrying amount upon completion is expected to total SEK 5.4 billion, with an estimated market value of SEK 6.4 billion, of which SEK 3.8 billion was accrued at the end of 2008. The degree of completion in ongoing projects was about 63 percent.

The carrying amount of Skanska's portfolio of completed projects, including projects completed during 2008, amounted to SEK 3.8 (2.6) billion, with an estimated market value, based on an appraisal dated December 2008, of SEK 5.1 (3.6) billion. The occupancy rate, measured in rent, amounted to 94 (89) percent.

The carrying amount of Skanska's undeveloped land and development properties (building rights) totaled about SEK 2.5 (1.5) billion, with an estimated market value of SEK 2.7 billion.

Value creation, which is defined as accrued development gains minus the cost of the project development organization, amounted to SEK 946 M (469).

At year-end, accumulated eliminations of internal project gains amounted to SEK 294 M (186). These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Dec 31 2008	Dec 31 2007
Present value of cash flow from projects	8.4	9.4
Present value of remaining investments	-0.6	-0.8
Carrying amount	-2.0	-2.5
Unrealized development gain Skanska ID	**5.8**	**6.1**
Group eliminations	0.2	0.4
Unrealized development gain, Group	**6.0**	**6.5**

During 2008, the divestment of Skanska's stake in the Ponte de Pedra hydropower plant in Brazil was recognized as income. In conjunction with this, development gains totaling SEK 686 M were realized.

Skanska performs an annual appraisal of its Infrastructure Development portfolio. This appraisal, which was carried out at the end of 2008, encompassed an update of financial models and a review of the yield requirements applied. The assessment of market values was made in cooperation with external appraisal expertise. The estimated present value of cash flows from the projects amounted to SEK 8.4 (9.4) billion at the time of the appraisal. The weighted average discount rate used in the appraisal amounted to 12.3 (11.1) percent. The long-term discount rates were adjusted upward compared to the previous year-end. The decrease in the present value of cash flows was attributable, among other things, to the divestment of Ponte de Pedra, the increase in the discount rate, adjusted assumptions about reduced traffic flows on the Autopista Central toll highway in Chile as well as positive effects related to time value and investments.

At year-end, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.0 (2.5) billion. Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 0.7 (1.1) billion, with a present value of about SEK 0.6 (0.8) billion. At the Group level, Skanska eliminates gains from Construction equivalent to Skanska's ownership in projects. Altogether, these eliminations totaled about SEK 0.2 billion at year-end. These eliminations are reversed as projects are divested. At year-end, unrealized development gains at the Group level totaled about SEK 6.0 (6.5) billion. In conjunction with the divestments carried out during 2008, development gains of SEK 684 M were realized. The consolidated accounts also included SEK 2 M in reversals of intra-Group profit eliminations due to these divestments.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 8 753 88 00
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 504 351 47
Karin Lepasoon, Executive Vice President, Communications, Skanska AB, tel +46 8 753 88 74
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99, cell phone +46 70 543 88 38

This report will also be presented at a combined press and telephone conference at 11:00 a.m. on February 6. To participate in the conference, please register via https://eventreg1.conferencing.com/webportal3/reg.html?Acc=360091&Conf=163607

For seven working days after the conference, it will be possible to listen to a recording at telephone number +44 20 7031 4064, code 822917. The conference will be held at Spårvägshallarna, Birger Jarlsgatan 57 in Stockholm.

This and previous releases can also be found at www.skanska.com
Skanska AB may be required to disclose the information provided herein pursuant to the Securities Market Act.

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